SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
ARKONA, INC.
(Name of Subject Company)
ARKONA, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
LEE BOARDMAN
Chief Financial Officer
Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095
Telephone: (801) 501-7100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)
COPY TO:
BRYAN T. ALLEN, ESQ.
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, Utah 84111-1537
(801) 532-7840
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To all Arkona employees:
By now you may have already heard the news — we have signed an agreement to become a wholly owned subsidiary of DealerTrack. We believe this is a very positive event for the company and for our shareholders. The attached press release provides some background on this transaction. We will also be holding a series of meetings that will explain more about this process and also help you learn more about DealerTrack. Further details and documents about this transaction will be available for all of our shareholders as this process continues.
The Securities and Exchange Commission has very strict rules about communication with shareholders (including employees) during this process. Since our customers or other industry partners may be shareholders, it is imperative that we all follow these guidelines until you receive further updates from Arkona or DealerTrack management:
1.	If you receive questions about this subject from customers or other industry partners, respond only with the language in the attached script. This script is provided for those of you who have customer-facing roles. You are to use only the language the script provides.

2.	Avoid any written communications (email, letter, etc.) either internally or externally regarding this deal. We know it might be difficult to avoid the subject, but it is very important to understand that any communication about this subject could have an impact on the outcome of the transaction. Each one of us is responsible for avoiding that risk, just as each of you have contributed to our success.

3.	Refer any media or press inquiries about this acquisition to Alan Rudd, Chief Executive Officer, and refer any investor calls about this subject to Lee Boardman, Chief Financial Officer.
Thank you for your cooperation and support during this process. We will look forward to sharing more information about this transaction with you as soon as we can.
* * *
Additional Information
The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, DealerTrack will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Arkona security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Arkona with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov or from Arkona, Inc., 10757 South River Front Parkway, Suite 400, South Jordan, UT 84095, Attention: Lee Boardman, telephone: (801) 501-7100.
Safe Harbor for Forward-Looking Statements
Statements in this document regarding DealerTrack, Arkona, the tender offer to acquire Arkona shares, and all other statements in this release other than the recitation of historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements involve a number of risks, uncertainties and other factors that could cause actual results, performance or achievements of DealerTrack or Arkona to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.

Factors that might cause such a difference include: the ability to retain Arkona’s customer base, the ability to integrate Arkona’s business, and other risks listed in Arkona 2006 Form 10-KSB and other SEC filings. These filings are available on the SEC’s website at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof. The closing of the tender offer to acquire Arkona is subject to a number of risks, including a failure to satisfy one or more of the closing conditions. Arkona disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.

To:	All Arkona Employees
Re:	DealerTrack’s acquisition of Arkona
Date:	4/27/07
Please note that it is critical to not give any response other than the script below. Thanks.
Script for any questions regarding the acquisition of Arkona by DealerTrack:
We cannot comment on the agreement with DealerTrack at this time. However, the press release can be accessed on our website at www.Arkona.com or at DealerTrack’s website at www.DealerTrack.com
Additional customer inquiries should be directed to:
Lee Boardman
Transfer all investor or analyst calls to:
Lee Boardman
* * *
Additional Information
The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, DealerTrack will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Arkona security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Arkona with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov or from Arkona, Inc., 10757 South River Front Parkway, Suite 400, South Jordan, UT 84095, Attention: Lee Boardman, telephone: (801) 501-7100.
Safe Harbor for Forward-Looking Statements
Statements in this document regarding DealerTrack, Arkona, the tender offer to acquire Arkona shares, and all other statements in this release other than the recitation of historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These statements involve a number of risks, uncertainties and other factors that could cause actual results, performance or achievements of DealerTrack or Arkona to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.
Factors that might cause such a difference include: the ability to retain Arkona’s customer base, the ability to integrate Arkona’s business, and other risks listed in Arkona 2006 Form 10-KSB and other SEC filings. These filings are available on the SEC’s website at www.sec.gov. Forward-looking statements included herein speak only as of the date hereof. The closing of the tender offer to acquire Arkona is subject to a number of risks, including a failure to satisfy one or more of the closing conditions. Arkona disclaims any obligation to revise or update such statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events or circumstances.